Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

April 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust

Registration Statement on Form N-14

(File Nos. 333-254077 and 811-21128)

Ladies and Gentlemen:

This letter is filed in response to comments received on March 26, 2021 from Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the combined proxy and registration statement on Form N-14, with exhibits (the “Registration Statement”), filed on March 10, 2021 by Legg Mason Partners Equity Trust (the “Registrant”) with respect to proposed reorganizations whereby substantially all of the assets of Diamond Hill Corporate Credit Fund and Diamond Hill High Yield Fund, each a series of Diamond Hill Funds (the “Target Funds”), will be transferred to BrandywineGLOBAL – Corporate Credit Fund and BrandywineGLOBAL – High Yield Fund, each a series of the Registrant (the “Acquiring Funds”), respectively (the “Reorganizations”). A summary of the comments received from Ms. White and the Registrant’s responses are set forth below.

1. Comment (Letter to Shareholders): Please confirm supplementally that holding a meeting partially or entirely by remote communication is consistent with applicable state law and the Target Funds’ governing documents, with citation to the language in such governing documents.

Response: The Registrant confirms that holding a meeting by means of remote communication is consistent with applicable state law and the Target Funds’ governing documents. The Target Funds are series of Diamond Hill Funds, an Ohio business trust (the “Trust”). The Trust’s governing documents do not require that a meeting of the shareholders be held at any physical location. Rather Section 5.2 of the Third Amended and Restated Agreement and Declaration of Trust provides that shareholder meetings may be called by the Trustees from time to time and the Trustees will notify shareholders of the time, place and purpose of the meeting. Section 1701.40 of the Ohio Revised Code provides that if an entity’s governing documents do not require that a meeting be held at any particular physical place and authorizes the directors to fix the place of the meeting, the board may determine that the meeting not be held at any physical place, but instead may be held solely by means of remote communication.

2. Comment (Q&A, page ii): We note the statement that the Target Funds’ adviser has agreed to sell certain assets relating to its management of the Target Funds and that each Reorganization involves a reorganization into a newly organized fund managed by a new adviser. Please explain to us how you concluded that the Adviser Transaction (as defined in the Registration Statement) was not an assignment of the Target Funds’ advisory agreements requiring a 1940 Act vote under these circumstances.

Response: The Registrant confirms that “a majority of the outstanding voting shares” of each Target Fund (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) will be required to approve each Reorganization. In approving a fund reorganization, shareholders are effectively approving an investment in a new fund with that fund’s investment advisers and all of the other elements of that fund, including the fund’s advisory agreements, just as any investor’s decision to invest in any fund effectively reflects the investor’s approval of the fund’s advisory agreements. Similarly, in the case of the Reorganizations, Target Fund shareholders are asked to decide whether or not to approve the Reorganization of their fund into a particular Acquiring Fund having all the characteristics described in the Proxy Statement/Prospectus, including its advisory agreements. The Registrant does not believe any additional purpose would be served by asking shareholders to vote on the Acquiring Fund’s advisory agreements, nor would that be consistent with the manner in which similar transactions are conducted. However, as noted above, approval of each Reorganization will require the approval of a majority of the outstanding voting shares of each Target Fund, which is the same vote that is required for approval of investment advisory agreements under Section 15(a) of the 1940 Act.

3. Comment (Q&A, page iii): In the list of factors considered by the Target Funds’ Board, please consider revising the last bullet point to state not only that the Board considered total annual operating expenses of the Target Funds and the estimated total annual operating expenses of the Acquiring Funds, but also how they compared to each other.

Response: In response to the Staff’s comment, the Registrant intends to break the last bullet point into two bullet points, which will read as follows:

•

that the estimated total annual operating expenses of the Acquiring Funds are generally expected to be the same or lower than the total annual operating expenses of the Target Funds, except that estimated total annual fund operating expenses for Class IS shares of the BrandywineGLOBAL – High Yield Fund are estimated to be 0.01% higher than those of the corresponding class of Diamond Hill High Yield Fund; and

•	that the manager of the Acquiring Funds has agreed to waive expenses and/or reimburse certain operating expenses until December 31, 2022.

4. Comment (Q&A, page iv): In response to the question whether the Target Funds’ investment objectives, principal investment strategies and related policies are similar to those of the corresponding Acquiring Funds, the disclosure notes that there are certain differences. Please note any material differences in the Q&A section.

Response: In response to the Staff’s comment, the Registrant notes that the Target Funds and the corresponding Acquiring Funds have the same investment objective and substantially similar principal investment strategies and that, notwithstanding the reference to there being certain differences, the Registrant does not expect there to be any differences in the way that the Funds will be managed that would be material to shareholders. In addition, to avoid confusion, the Registrant intends to remove the sentence referring to there being certain differences between the funds.

5. Comment (Q&A, page iv): In response to the question as to how the Reorganizations will affect fund fees and expenses, please mention that Class A shares of the Acquiring Funds have a front-end load and/or a contingent deferred sales charge (“CDSC”) that Investor Class shares of the Target Funds do not have.

Response: In response to the Staff’s comment, the Registrant will supplement the answer to include the following:

There is no initial or deferred sales charge on purchases or sales of Class I or Class Y shares of the Target Funds or the corresponding classes of the Acquiring Funds, respectively. Investor Class shares of the Target Funds do not bear an initial or deferred sales charge. Class A shares of the Acquiring Funds will bear a sales charge of up to 3.50%, which will decrease as the size of the investment increases to certain levels. A shareholder does not pay an initial sales charge when it buys $1,000,000 or more of Class A shares, but will pay a contingent deferred sales charge of 1.00% if the Class A shares are redeemed within 18 months of purchase. Please see “Summary – Fee and Expense Comparison Tables” and “Summary – Comparison of Sales Loads, Distribution and Shareholder Servicing Arrangements and Purchase, Redemption and Exchange Policies and Procedures” in the Proxy Statement/Prospectus for more information.

6. Comment (Q&A, page v): In response to the question as to whether the shareholders will have to pay any sales load, charge or other commission in connection with a Reorganization, please state that a sales load and/or a CDSC may be imposed on future purchases of Class A shares.

Response: In response to the Staff’s comment, the Registrant will supplement the answer to include the following:

New purchases of Class A shares of an Acquiring Fund will be subject to an initial sales charge and/or a contingent deferred sales charge. Please see “Summary – Comparison of Fees and Expenses” and “Summary – Comparison of Sales Loads, Distribution and Shareholder Servicing Arrangements and Purchase, Redemption and Exchange Policies and Procedures” in the Proxy Statement/Prospectus for more information.

7. Comment (Q&A, page vi): In response to the question as to who will pay for the Reorganizations, please disclose, if true, that Diamond Hill Capital Management, Inc. (“Diamond Hill”) or an affiliate will bear all costs, whether or not the Reorganizations are approved.

Response: In response to the Staff’s comment, the Registrant will supplement the answer to clarify that all costs will be borne by Diamond Hill or an affiliate whether or not the Reorganizations are approved.

8. Comment (page x): Please include hyperlinks to any documents incorporated by reference, as required by the FAST Act.

Response: The Registrant confirms that it will include hyperlinks to documents incorporated by reference.

9. Comment (Summary, page 2): Instead of presenting information side-by-side, please revise the presentation to highlight the material differences between the Target Fund and the corresponding Acquiring Fund. [This comment applies to all side-by-side presentations.]

Response: The Registrant believes that the side-by-side presentation of information is helpful to shareholders, as it provides shareholders an opportunity to compare precisely a Target Fund with the corresponding Acquiring Fund. However, in response to the Staff’s comment, the Registrant will note in the introduction preceding each side-by-side comparison any differences that it believes would be material to shareholders or will note that it does not believe there to be any material differences.

10. Comment (Summary, page 3): It was noted that the description of the duration of Diamond Hill Corporate Credit Fund does not include reference to a time period and that disclosure is inconsistent in this regard between the description of duration in the Registration Statement and in the registration statement on Form N-1A filed with respect to the corresponding Acquiring Fund. Please revise as appropriate.

Response: The Registrant intends to revise the registration statement on Form N-1A relating to BradywineGLOBAL – Corporate Credit Fund to include references to “five years.”

11. Comment (Comparison of Principal Risks, page 4): If there are any material differences in the principal risks of the Target Funds and the corresponding Acquiring Funds, please discuss.

Response: The Registrant advises the Staff that it does not believe there are any material differences in the principal risks of the Target Funds and the corresponding Acquiring Funds, because each Target Fund and the corresponding Acquiring Fund have the same investment objectives and substantially similar principal investment strategies.

12. Comment (Comparison of Fees and Expenses, page 4): Please mention that Class A shares of the Acquiring Fund assess a front-end load and/or a CDSC that is not assessed by Investor Class shares of the Target Funds.

Response: In response to the Staff’s comment, the Registrant will supplement the disclosure to include the following:

New purchases of Class A shares of an Acquiring Fund will be subject to an initial sales charge and/or a contingent deferred sales charge as described in the tables below. Please see “Summary – Comparison of Sales Loads, Distribution and Shareholder Servicing Arrangements and Purchase, Redemption and Exchange Policies and Procedures” in the Proxy Statement/Prospectus for more information.

13. Comment (Comparison of Fees and Expenses, page 4): Please note that because the recoupment period can exceed three years, you are not permitted to reflect the fee waiver in the expense table unless you can confirm that you have conducted a FAS 5 analysis concluding that recoupment is not probable and have provided the analysis to the fund’s auditor.

Response: The Registrant represents that, consistent with its established procedures and current practices, it will conduct the FAS 5 analysis with respect to recoupment and provide the analysis to the Acquiring Funds’ independent auditor.

The Acquiring Funds have not yet commenced operations and cannot recoup waived fees or reimbursed expense amounts incurred prior to its operation, so any such analysis can only be done prospectively.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated. The Registrant does not believe that either condition has been met. In order for the event to be probable and able to be estimated, net assets for the Acquiring Funds would have to increase significantly and/or expenses would have to significantly decrease. The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07

(2014) do not require the Registrant to treat the potential recapture as a liability. The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable expense limitation agreement. The Registrant records this type of liability when it believes that the conditions have been met.

14. Comment (Comparison of Fees and Expenses, page 4): Please state on page 4, as you do in the note on page 5, that “In no case will the manager recapture any amount that would result, on any particular business day of the Acquiring Fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.”

Response: In response to the Staff’s comment, the Registrant will supplement the disclosure to state that the manager will not recapture any amount that would result, on any particular business day, in a class’s total annual fund operating expenses exceeding the applicable limits for that class or any other lower limit then in effect.

15. Comment (Fee and Expense Comparison Tables, Investor Shares, page 5): In the line item relating to the maximum deferred sales charge, please replace “None” with “1.0%” for the Acquiring Fund and the Acquiring Fund (pro forma) or explain why the current presentation is appropriate. [This comment applies to the comparison for each Reorganization.]

Response: The Registrant respectfully declines to make the requested change. The description “None” in the line item for the maximum deferred sales charge for Class A shares of each Acquiring Fund is accompanied by a footnote that discloses the fact that shareholders who purchase $1 million or more of Class A shares without paying an initial sales charge could be charged a CDSC if they redeem within 18 months. CDSC information with respect to deferred sales charges over time are permitted to be disclosed in footnotes to the fee table pursuant to Instruction 2(a) of Item 3 of Form N-1A. The Registrant believes that disclosure of the potential CDSC in a footnote to the fee table would fit within the terms of Instruction 2(a). In addition, the Registrant believes that including this charge in the fee table by replacing “None” with “1.00%” would be inaccurate and would be misleading to shareholders because the 1.00% CDSC is only imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

16. Comment (Fee and Expense Comparison Tables, Investor Shares, page 5): Please clarify whether Footnote 3 is necessary. [This comment applies to the comparison for each Reorganization.]

Response: The Registrant will remove Footnote 3 in each of the two places in currently appears.

17. Comment (Fee and Expense Comparison Tables, page 5): With respect to Footnote 6, please note that because the recoupment period can exceed three years, you are not permitted to reflect the fee waiver in the expense table unless you can confirm that you have conducted a FAS 5 analysis concluding that recoupment is not probable and have provided the analysis to the fund’s auditor. [This comment applies to the comparison for each Reorganization.]

Response: Please see the response to Comment 13 above.

18. Comment (Fee and Expense Comparison Tables, page 6): Please consider whether the reference to Footnote 1 should be removed from the line item relating to the maximum deferred sales charge.

Response: The Registrant will remove the reference to Footnote 1 cited by the Staff.

19. Comment (Proposal 1, Comparison of Principal Risks, page 14): A number of the principal risks for the Acquiring Fund have no corresponding strategy disclosure. Please reconcile. [This comment applies to Proposal 2 as well.]

Response: The Registrant respectfully submits that the principal risks do, in fact, correspond to the Acquiring Funds’ strategy disclosures. The Registrant acknowledges that terms used in the headings of certain principal risks do not tie directly to terms used in the discussion of the Acquiring Funds’ principal investment strategies. For example, the discussion of the investment strategy of BrandywineGLOBAL – Corporate Credit Fund does not refer to inflation or LIBOR or certain specific types of fixed income securities in which the fund may invest. However, the Registrant considers the risk associated with those characteristics or types of securities to be principal risks associated with the fund’s principal investment strategy as described in the Proxy Statement/Prospectus, notwithstanding that such characteristics or types of securities are not specifically part of the fund’s investment strategy. The Registrant has reviewed its disclosure and believes it to be consistent with Item 4 of Form N-1A.

20. Comment (The Reorganization Agreements, page 38): In the first sentence of the last paragraph, please consider disclosing the types of circumstances that would make the reorganization inadvisable.

Response: The Registrant advises the Staff that the respective Boards of the Target Funds and the Acquiring Funds have not reported particular circumstances that they would consider likely to cause them to wish to cease proceeding with the Reorganizations, but rather that such right to terminate has been retained in case of an unforeseen or unexpected event.

21. Comment (Reasons for the Reorganizations and Board Considerations, page 39): For a more balanced presentation, please briefly discuss the disadvantages to each Target Fund that Board members discussed.

Response: In response to the Staff’s comment, the Registrant will add disclosure explaining that the Board of the Target Funds also considered the following:

•

That estimated other expenses for certain share classes of the Acquiring Funds were expected to exceed estimated other expenses of the corresponding Target Funds, if the manager of the Acquiring Funds had not agreed to waive certain expenses and/or reimburse fees through December 31, 2022;

•

That, although the Target Funds had recently removed a 3.5% initial sales charge for sales of Investor Class shares, new purchases of Class A shares of the Acquiring Funds will be subject to an initial sales charge of 3.5% or a contingent deferred sales charge of 1.00% for purchases of $1 million or more that are redeemed within 18 months; and

•	That, following the Reorganizations, shareholders of the Target Funds would no longer be able to exchange shares for shares of other funds advised by Diamond Hill.

22. Comment (Reasons for the Reorganizations and Board Considerations, page 39): Please briefly discuss any underlying business reasons that prompted the transaction and whether other alternatives were considered.

Response: As noted in the Proxy Statement/Prospectus, the Reorganizations have been prompted by the agreement between Diamond Hill and Brandywine Global. In response to the Staff’s comment, the Registrant will supplement the disclosure to note that the Target Funds’ Board did not consider alternatives, such as liquidation of the Target Funds or the continued management of the Target Funds by Diamond Hill, as they believed the Reorganizations to be in the best interest of Target Fund shareholders.

23. Comment (Reasons for the Reorganizations and Board Considerations, page 39): Please clarify what certain assets relating to management of the Target Funds are being sold and why such assets are the property of Diamond Hill and not the Target Funds.

Response: The Registrant supplementally advises the Staff that assets to be purchased by Brandywine Global include Diamond Hills’s own books and records relating to the business of the Target Funds (e.g., documents relating to portfolio management decisions and portfolio transactions, performance calculation data and marketing materials).

24. Comment (Important Information, page 42): Consider whether it is necessary to repeat the information that has already been disclosed.

Response: In response to the Staff’s comment, the Registrant will revise the section titled “More on the Investment Strategies, Investments and Risks of the Funds” to remove disclosure at the beginning of such section that repeats information that is disclosed earlier in the Proxy Statement/Prospectus.

25. Comment (More on the Investment Strategies, Investments and Risks of the Funds, page 43): Does the disclosure beginning at the top of page 43 under “Maturity and Duration” through “Selection Process” on page 49 apply to both Acquiring Funds or only to BrandywineGLOBAL – High Yield Fund? Please clarify.

Response: The Registrant respectfully refers the Staff to the italicized sentence appearing at the beginning of the section titled “More on the Investment Strategies, Investments and Risks of the Funds,” which states that in the text that follows, the term “fund” is used to refer to each Acquiring Fund unless otherwise specified. The Registrant believes that explanatory note and the fact that the text that follows is applicable to both Acquiring Funds will be more evident after removing the disclosure identified by the Staff in Comment 24.

26. Comment (Selection Process, page 49): For each Acquiring Fund, please clarify what it means to “take advantage of inefficiencies . . . in the fixed-income markets.”

Response: In response to the Staff’s comment, the Registrant will revise the subject sentence in the section titled “Selection process” to state, “The subadviser will attempt to take advantage of inefficiencies that it believes exist in the fixed-income markets by purchasing securities at prices below the subadviser’s estimate of their fair value with the goal of selling securities as they approach or exceed the subadviser’s estimate of their fair value.”

27. Comment (More on risks of investing in the fund, page 49): Please remove or relocate non-principal risks to the Statement of Additional Information and clarify that the risks listed in this section apply to both Acquiring Funds.

Response: The Registrant respectfully advises the Staff that, though not required by Item 5 of Form N-14, it is appropriate and helpful to shareholders to retain in the Proxy Statement/Prospectus the disclosure included in the section titled “More on risks of investing in the fund.” As noted in the response to Comment 25, the Registrant believes that, after removing the disclosure identified by the Staff in Comment 24, it will be more evident that the disclosure referenced by the Staff is applicable to both Acquiring Funds.

28. Comment (Additional information, page 58): Please explain what is meant by the sentence stating that neither the Prospectus nor the Statement of Additional Information is intended to give rise to any contract rights or other rights in any shareholder, other than rights conferred by federal or state laws.” Also, please clarify whether the reference to the Prospectus should read “Proxy Statement/Prospectus.” Please advise or revise.

Response: The Registrant confirms that the reference to the Prospectus should read “Proxy Statement/Prospectus” and that the text will be revised accordingly. In addition, the Registrant supplementally advises the Staff that the cited disclosure is meant to clarify that the rights of fund shareholders are established under applicable federal and state law, as well as under the governing documents of the Acquiring Funds (as discussed in the text beginning on page 85), and that, while the Proxy Statement/Prospectus and the Statement of Additional Information provide information about the Acquiring Funds, they do not establish any contractual or other rights of shareholders.

29. Comment (Rights of Shareholders, page 85): Please revise this section to clearly and concisely present any material differences between the rights of shareholders in the Target Funds and the rights of shareholders in the Acquiring Funds.

Response: In response to the Staff’s comment, the Registrant will revise the section comparing the rights of shareholders of the Target Funds with those of shareholders of the Acquiring Funds to highlight the more significant of such differences.

30. Comment (Rights of Shareholders, page 85): Please clarify whether the term “Target Fund” in the second sentence of the first paragraph should instead refer to the “Target Funds.”

Response: The Registrant confirms that the term “Target Fund” in the second sentence of the first paragraph should instead refer to the “Target Funds” and that the text will be revised accordingly.

31. Comment (Fundamental and Non-Fundamental Investment Policies, page S-4): To avoid confusion, please consider changing the term “Fund” to “Funds” throughout.

Response: The Registrant respectfully declines to make the suggested revisions, and refers the Staff to the Glossary of Terms beginning on page S-2, which clarifies that the term “Fund,” as used in the Statement of Additional Information, refers to the Acquiring Funds named on the cover of the Statement of Additional Information.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz